UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January, 2003

File No__0-49605__

Commander Resources Ltd.

(Formerly Major General Resources Ltd.)

(Name of Registrant)

1550 – 409 Granville Street, Vancouver, B.C. V6C 1T2

(Address of principal executive offices)

1. News Release, January 24, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  XXX

No ____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.

(Registrant)

Dated January 24, 2003

/s/ William J. Coulter, President

1550 - 409 Granville Street Vancouver, B.C. V6C 1T2 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: January 24, 2003 TSX Venture Exchange: CMD Shares Issued: 17,328,831 News Release #03-01

VANCOUVER, January 24, 2003 – Commander Resources Ltd. announces the grant of 966,340 stock options to employees, directors and consultants under its stock option plan.  The options are exercisable for five years at $0.20 per share.

Albert F. Reeve has consented to join the Board of Directors.  Mr. Reeve is a Professional Engineer and mining geologist with more than 35 years of experience in the Canadian mineral industry.  He led the exploration and development of the Blackdome Gold mine in British Columbia.  In 1991 he was awarded the Edgar A. Scholz Medal, presented by the British Columbia and Yukon Chamber of Mines for outstanding contribution to mine development.

These announcements are subject to the policies of the TSX Venture Exchange.

William J. Coulter

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.